Filed pursuant to Rule 424(b)(3)

File Nos. 333-265783

333-268694

AOG Institutional Diversified Fund (the “Feeder Fund”)

AOG Institutional Diversified Tender Fund (the “Tender Fund”)

(each, a “Fund” and collectively, the “Funds”)

Supplement dated June 29, 2023 to the Prospectus and Statement of Additional Information (“SAI”) each dated January 12, 2023, as supplemented

The following provides notice to shareholders of important changes to the Funds.

(1)	Fund Name Change

On May 17, 2023, the Board of Trustees of the Feeder Fund approved the change of the Feeder Fund’s name from the “AOG Institutional Diversified Fund” to the “AOG Institutional Fund”. Accordingly, effective immediately, all references to the Feeder Fund’s name in the Prospectus and the SAI are deleted and replaced as follows:

Previous Name	New Name
AOG Institutional Diversified Fund	AOG Institutional Fund

(2)       Adoption of New Fundamental Policy Regarding Periodic Repurchase Offers

On June 2, 2023, the shareholders of the Feeder Fund approved the adoption of a new fundamental policy to offer to repurchase not less than 5% and not more than 25% of the Feeder Fund’s outstanding shares at net asset value each calendar year. The new fundamental policy will become effective upon the effective date of the post-effective amendment to the Feeder Fund’s registration statement on Form N-2 disclosing the changes, which was originally filed with the Securities and Exchange Commission (the “SEC) on June 15, 2023.

(3)       New Advisory Agreement

On June 2, 2023, the shareholders of the Feeder Fund approved a new advisory agreement between the Feeder Fund and Alpha Omega Group, Inc. dba AOG Wealth Management (the “Adviser”) that changes the payor of the investment management advisory fee from the AOG Institutional Diversified Master Fund to the Feeder Fund and removes the Tender Fund as a party thereto. The new advisory agreement will become effective upon the effective date of the post-effective amendment to the Feeder Fund’s registration statement on Form N-2 disclosing the changes, which was originally filed with the SEC on June 15, 2023.

(4)	Resignation and Appointment of Treasurer and Chief Financial Officer; Resignation of Trustee and Election and Appointment of New Trustees

Effective as of May 17, 2023, Michelle Whitlock resigned as the Treasurer and Chief Financial Officer of the Funds and Peter Sattelmair has been appointed as the Treasurer and Chief Financial Officer of the Funds.

Maureen E. O’Toole was elected by shareholders as an Independent Trustee of the Funds on June 2, 2023 and, effective as of June 2, 2023, Kate DiGeronimo resigned as an Independent Trustee of the Funds. In addition, effective as of June 14, 2023, Betsy Cochrane has been appointed as an Independent Trustee of the Funds.

Accordingly, the changes to the Funds’ Prospectus and SAI described below are effective immediately.

The sub-section entitled “The Board of Trustees” within the section entitled “Management of the Funds” starting on page 46 of the Prospectus is deleted in its entirety and replaced with the following:

The Board of Trustees

The Board is responsible for the overall management of each Fund, including the supervision of the duties performed by the Adviser. The Board is comprised of five Trustees, three of whom are not “interested persons” of any Fund, as that term is defined by the 1940 Act. The Trustees are responsible for each Fund’s overall management, including adopting the investment and other policies of each Fund, electing officers of each Fund and selecting and supervising the Adviser. The name and business address of the Trustees and officers of each Fund and their principal occupations and other affiliations during the past five years are set forth in the section of the SAI entitled “Trustees and Officers of the Funds.”

The sub-sections entitled “Members of the Board,” “Trustees and Officers of the Funds,” “Individual Trustee Qualifications,” “Board Committees” and “Board Compensation” within the section entitled “Trustees and Officers of the Funds” starting on page 9 of the SAI are deleted in their entirety and replaced with the following:

Members of the Board. There are five members of the Board, three of whom are not “interested persons” of the Funds, as that term is defined in the 1940 Act (“Independent Trustees”). Mr. Baerenz, an interested person of the Funds, serves as Chairman of the Board. Mr. Grady, an Independent Trustee, serves as the lead Independent Trustee. The Funds have determined their leadership structure is appropriate given the specific characteristics and circumstances of the Funds. The Funds made this determination in consideration of, among other things, the fact that the chairperson of each Committee of the Board is an Independent Trustee and the amount of assets under management in the Funds. The Board also believes that its leadership structure facilitates the orderly and efficient flow of information to the Independent Trustees from Fund management.

The Board has two standing committees: the Audit Committee and the Nominating Committee. The Audit Committee and Nominating Committee are each chaired by an Independent Trustee and composed of all of the Independent Trustees.

In his role as Chairman, Mr. Baerenz, among other things: (i) presides over Board meetings; (ii) oversees the development of agendas for Board meetings; (iii) facilitates communication between the Trustees and management; and (iv) has such other responsibilities as the Board determines from time to time.

In his role as lead Independent Trustee, Mr. Grady, among other things: (i) presides over Board meetings in the absence of the Chairman of the Board; (ii) presides over executive sessions of the Independent Trustees; (iii) along with the Chairman of the Board, oversees the development of agendas for Board meetings; (iv) facilitates communication between the Independent Trustees and management, and among the Independent Trustees; (v) serves as a key point person for dealings between the Independent Trustees and management; and (vi) has such other responsibilities as the Board or Independent Trustees determine from time to time.

Trustees and Officers of the Funds. Set forth below are the names, years of birth, position with the Funds and length of time served, and the principal occupations and other directorships held during at least the last five years of each of the persons currently serving as a Trustee or officer of the Funds. There is no stated term of office for the Trustees and officers of the Funds. Nevertheless, an independent Trustee must retire from the Board as of the end of the calendar year in which such independent Trustee first attains the age of seventy-five years; provided, however, that, an independent Trustee may continue to serve for one or more additional one calendar year terms after attaining the age of seventy-five years (each calendar year a “Waiver Term”) if, and only if, prior to the beginning of such Waiver Term: (1) the Nominating Committee (a) meets to review the performance of the independent Trustee; (b) finds that the continued service of such independent Trustee is in the best interests of the Funds; and (c) unanimously approves excepting the independent Trustee from the general retirement policy set out above; and (2) a majority of the Trustees approves excepting the independent Trustee from the general retirement policy set forth above. Unless otherwise noted, the business address of each Trustee or officer is, as applicable, AOG Institutional Diversified Fund or AOG Institutional Diversified Tender Fund, 11911 Freedom Drive, Suite 730, Reston, VA 20190.

Trustees

Name and Year of Birth	Position with Funds and Length of Time Served	Principal Occupations in the Past 5 Years	Other Directorships Held in the Past 5 Years
Interested Trustees
Frederick Baerenz (1961)	President and Chief Executive Officer; Indefinite; Since Inception	President and Chief Executive Officer of AOG Wealth Management since 2000.	None
Michelle Whitlock (1990)	Indefinite; Since Inception	Chief Financial Officer of AOG Wealth Management since 2019; Director of Client Services, 2014 – 2019	None

Name and Year of Birth	Position with Funds and Length of Time Served	Principal Occupations in the Past 5 Years	Other Directorships Held in the Past 5 Years
Independent Trustees
John Grady (1961)	Trustee; Indefinite; Since Inception	Attorney/Partner at DLA Piper LLP, 2016 – 2019; Partner at Practus LLP, 2019 – January 2021. Chief Compliance Officer of ABR Dynamic Funds, January 2021 – Present.	None
Maureen E. O’Toole (1957)	Trustee; Indefinite; Since June 2023	Managing Director at Actis since 2019 and Morgan Stanley Investment Management since 2016.	None
Betsy Cochrane (1978)	Trustee; Indefinite; Since June 2023	Executive Vice President, Senior Counsel at Greenbacker Capital Management, LLC, 2021-2023; Member, US Commodity Futures Trading Commission Global Markets Advisory Committee’s Sub-Committee on Margin Requirements for Uncleared Swaps, 2020-2022; Assistant General Counsel, Director, Barings LLC, 2012-2020.	None

Officers

Name and Year of Birth	Position with Funds and Length of Time Served	Principal Occupations in Past 5 Years
Frederick Baerenz (1961)	President and Chief Executive Officer; Indefinite; Since Inception	President and Chief Executive Officer of AOG Wealth Management since 2000.
Peter Sattelmair (1977)	Chief Financial Officer and Treasurer; Indefinite; Since May 2023	Director, PINE Advisor Solutions (2021 – present); Director of Fund Operations and Assistant Treasurer, Transamerica Asset Management (2014 – 2021).

Jesse Hallee (1976)	Secretary; Indefinite; Since Inception	Senior Vice President and Associate General Counsel; Ultimus Fund Solutions, LLC, 2022-Present; Vice President and Senior Managing Counsel, Ultimus Fund Solutions, LLC, 2019 – 2022; Vice President and Managing Counsel, State Street Bank and Trust Company, 2013 – 2019.
Alexander Woodcock (1989)	Chief Compliance Officer; Indefinite; Since 2022	Director of PINE Advisor Solutions since 2022; CEO and CCO of PINE Distributors LLC since 2022; Adviser Chief Compliance Officer of Destiny Advisors LLC since 2022; Fund Chief Compliance Officer of THOR Financial Technologies Trust since 2022; Vice President of Compliance Services, SS&C ALPS from 2019 to 2022; Manager of Global Operations Oversight, Oppenheimer Funds from 2014 to 2019.

Individual Trustee Qualifications. The Funds have concluded that each of the Trustees should serve on the Board because of their ability to review and understand information about the Funds provided to them by management, to identify and request other information they may deem relevant to the performance of their duties, to question management and other service providers regarding material factors bearing on the management and administration of the Funds, and to exercise their business judgment in a manner that serves the best interests of the Funds’ shareholders. The Funds have concluded that each of the Trustees should serve as a Trustee based on their own experience, qualifications, attributes and skills as described below.

The Funds have concluded that Mr. Baerenz should serve as Trustee because of the extensive experience he gained in the financial services industry, including experience in various senior management positions with financial services firms.

The Funds have concluded that Ms. O’Toole should serve as Trustee because of the extensive experience she gained in the financial services industry, including experience in various senior management positions.

The Funds have concluded that Ms. Whitlock should serve as Trustee because of the extensive experience she gained in the financial services industry, including experience in various senior management positions.

The Funds have concluded that Mr. Grady should serve as Trustee because of the experience he gained in a variety of leadership roles with different investment management institutions and his experience in and knowledge of the financial services industry.

The Funds have concluded that Ms. Cochrane should serve as Trustee because of the experience she gained in a variety of leadership roles with different investment management institutions and her experience in and knowledge of the financial services industry.

In its periodic assessment of the effectiveness of the Board, the Board considers the complementary individual skills and experience of the individual Trustees primarily in the broader context of the Board’s overall composition so that the Board, as a body, possesses the appropriate (and appropriately diverse) skills and experience to oversee the business of the Funds.

Board Committees. The Board has established the following standing committees:

●	Audit Committee. The Board has a standing Audit Committee that is composed of each of the Independent Trustees. The Audit Committee operates under a written charter approved by the Board. The principal responsibilities of the Audit Committee include: (i) recommending which firm to engage as the Funds’ independent registered public accounting firm and whether to terminate this relationship; (ii) reviewing the independent registered public accounting firm’s compensation, the proposed scope and terms of its engagement, and the firm’s independence; (iii) pre-approving audit and non-audit services provided by the Funds’ independent registered public accounting firm to the Funds and certain other affiliated entities; (iv) serving as a channel of communication between the independent registered public accounting firm and the Trustees; (v) reviewing the results of each external audit, including any qualifications in the independent registered public accounting firm’s opinion, any related management letter, management’s responses to recommendations made by the independent registered public accounting firm in connection with the audit, reports submitted to the Committee by the internal auditing department of the Administrator that are material to the Funds as a whole, if any, and management’s responses to any such reports; (vi) reviewing the Funds’ audited financial statements and considering any significant disputes between the Funds’ management and the independent registered public accounting firm that arose in connection with the preparation of those financial statements; (vii) considering, in consultation with the independent registered public accounting firm and the Funds’ senior internal accounting executive, if any, the independent registered public accounting firms’ reports on the adequacy of the Funds’ internal financial controls; (viii) reviewing, in consultation with the Funds’ independent registered public accounting firm, major changes regarding auditing and accounting principles and practices to be followed when preparing the Funds’ financial statements; and (ix) other audit related matters. Ms. O’Toole, Ms. Cochrane and Mr. Grady currently serve as members of the Audit Committee. Mr. Grady serves as the Chair of the Audit Committee. The Audit Committee meets periodically, as necessary.

●	Nominating Committee. The Board has a standing Nominating Committee that is composed of each of the Independent Trustees. The Nominating Committee operates under a written charter approved by the Board. The principal responsibilities of the Nominating Committee include: (i) considering and reviewing Board governance and compensation issues; (ii) conducting a self-assessment of the Board’s operations; (iii) selecting and nominating all persons to serve as Independent Trustees and considering proposals of and making recommendations for “interested” Trustee candidates to the Board; and (iv) reviewing shareholder recommendations for nominations to fill vacancies on the Board if such recommendations are submitted in writing and addressed to the Committee at the Funds’ office. Ms. O’Toole, Ms. Cochrane and Mr. Grady currently serve as members of the Nominating Committee. Ms. O’Toole serves as the Chair of the Nominating Committee. The Nominating Committee meets periodically, as necessary.

Fair Valuation Committee. The Board has also established a standing Fair Valuation Committee that is composed of various representatives of the Funds’ service providers, as appointed by the Board. The Fair Valuation Committee operates under procedures approved by the Board. The principal responsibility of the Fair Valuation Committee is to determine the fair value of securities for which current market quotations are not readily available. The Fair Valuation Committee’s determinations are reviewed by the Board.

Fund Shares Owned by Board Members. As of June 1, 2023, the Trustees and the officers of the Funds directly and indirectly owned 1.58% of the outstanding shares of the Auction Fund.

Board Compensation. A summary of the compensation and benefits for the Trustees of the Funds for the fiscal year ended September 30, 2022 is shown in the following table:

Name	Aggregate Compensation from the Funds	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from the Funds and Fund Complex[1]
Interested Trustees
Frederick Baerenz	$0	N/A	N/A	$0
Michelle Whitlock	$0	N/A	N/A	$0
Independent Trustees
Kate DiGeronimo*	$12,000	N/A	N/A	$12,000 for service on three (3) boards and two (2) committees
John Grady	$12,000	N/A	N/A	$12,000 for service on three (3) boards and two (2) committees

1 The term “Fund Complex” refers to each Fund.

*	Resigned as of June 2, 2023.

***

This Supplement should be read in conjunction with the Funds’ Prospectus and SAI. This Supplement, and the Prospectus and SAI, each dated January 12, 2023, as supplemented, provide relevant information for all shareholders and should be retained for future reference. The Prospectus and SAI have been filed with the U.S. Securities and Exchange Commission and are incorporated herein by reference. These can be obtained without charge by calling 877-600-3573.